IBIS TECHNOLOGY CORPORATION

ibis

*a*dvanced *s*ystems... *e*nabling *a*dvanced ICs

2002 ANNUAL REPORT







SOI Wafers... enabling advanced ICs that are smaller, faster, cooler and more power efficient

SIMOX Process... the cost-effective way to produce SOI wafers

Oxygen Implanters... the key process tools for the SIMOX process

Ibis Technology... the leading manufacturer of oxygen implanters

*a*dvanced *s*ystems... *e*nabling *a*dvanced ICs

FINANCIAL HIGHLIGHTS

Years Ended December 31 *(In thousands, except for per share data)*	1998	1999	2000	2001	2002
Statement of Operations Data:					
Product sales	$ 3,149	$ 5,282	$ 8,173	$ 5,391	**$ 7,646**
Contract and other revenue	1,087	1,257	533	518	**283**
Equipment revenue	11,230	10,064	5,769	1,525	**6,103**
Total Revenue	15,466	16,603	14,475	7,434	**14,032**
Net income (loss)	$ (1,166)	$ 827	$ (1,502)	$ (9,595)	**$(14,096)**
Net income (loss) per common share	$ (.17)	$ .11	$ (.18)	$ (1.15)	**$ (1.53)**
Weighted average common shares outstanding	6,760	7,404	8,286	8,378	**9,208**
As of December 31 *(In thousands)*					
Balance Sheet Data:					
Working capital	$16,831	$43,309	$32,585	$11,232	**$ 5,551**
Total assets	24,307	53,728	56,299	54,920	**51,699**
Stockholders' equity	20,609	48,381	49,519	40,360	**38,755**

TO OUR STOCKHOLDERS

In spite of continued uncertainty in the global economy and semiconductor industry, fiscal 2002 was a year of significant progress for Ibis Technology.

- Semiconductor manufacturer adoption of SOI technology picked up pace.
- Many new, advanced integrated circuit (IC) designs are based on the use of SOI substrates.
- Our Advantox® MLD technology is continuing to advance and improve, aided by our joint development agreement with IBM.
- The new Ibis i2000 implanter has been well received, including winning its first head-to-head evaluation against a competitive system.
- Our newest 300mm SIMOX-SOI wafers are demonstrating quality and economy.
- Growing demand for SOI wafers has caught the attention of the world's leading silicon wafer manufacturers, who are most likely to become the primary suppliers of SOI wafers to the semiconductor fabs.

Although there is no doubt that the semiconductor industry's continuing downturn has slowed our progress, we are greatly encouraged by what we see, and we are optimistic about our future.

Financial Results

Total revenues for fiscal 2002 were $14.0 million, up 89 percent compared to $7.4 million for fiscal year 2001. The net loss for the year was $14.1 million, or $1.53 per share, compared to a net loss of $9.6 million, or $1.15 per share, for the prior year, as we continue to invest aggressively in the R&D that is key to our future success. Annual wafer sales increased by 42 percent compared to the prior year, and equipment revenues totaled approximately $6 million in fiscal year 2002 compared to no revenues from implanter sales in fiscal year 2001.

Shipments of 300mm Advantox MLD wafers began in early 2002 and are responsible for the significant year-over-year increase in wafer sales. In the fourth quarter, 300mm wafers accounted for approximately 90 percent of total wafer sales.

Approximately $5 million of the equipment revenue in 2002 resulted from the sale of an Ibis 1000 implanter and parts to Shanghai Simgui. This customer is now in commercial production of SIMOX-SOI wafers in China, the world's fastest growing IC market.

Increasing Importance of Materials

The semiconductor industry's continuing drive to smaller, faster, more power efficient integrated circuits has created major challenges with regards to electrical leakage and heat buildup within the devices. The traditional path to newer and better ICs has long been based on "scaling"—continually shrinking the dimensions of transistors and interconnects within the ICs. This approach appears to be reaching its physical limits. With some IC features only a few nanometers in size, new ways to achieve the exponential increases in IC processing power defined by the industry's *technology roadmap* are needed. The answer is being found in the realm of new materials. Advanced materials like copper, low-k and high-k dielectrics, silicon-on-insulator and strained silicon are playing an increasingly critical role in the continued advancement of the semiconductor industry.

SOI Adoption Accelerates

The drivers for SOI industry growth begin with end-market demand for microprocessors that are faster, more power efficient and less expensive. Examples include ICs for the electronic-gaming industry, for networking, telecom and embedded system applications, and for advanced medical and industrial imaging systems. In an effort to respond to these needs, virtually all major semiconductor manufacturers are now either producing ICs on SOI wafers or

advanced systems...enabling advanced ICs

"Our primary goal is to be the dominant supplier of oxygen implantation equipment to the merchant wafer manufacturers so they can, in turn, efficiently and cost-effectively supply SOI wafers to the world's IC manufacturers."

have announced a roadmap to do so. Indeed, SOI technology is so important it has been cited as a possible factor in the emerging trend toward strategic alliances between leading IC manufacturers.

The Key Role of Wafer Manufacturers

As the semiconductor manufacturers begin to calculate their demand for SOI wafers, they are looking to the merchant silicon wafer manufacturers to step up and develop the appropriate capacity for producing SOI wafers. That's why our long-term strategy is to focus on being an equipment supplier. Our primary goal is to be the dominant supplier of oxygen implantation equipment to the merchant wafer manufacturers so they can, in turn, efficiently and cost-effectively supply SOI wafers to the world's IC manufacturers. In the future, we expect to continue supplying wafers for R&D and pre-production requirements, but we expect our primary emphasis to be on implanter sales and support.

Ibis i2000 Oxygen Implanter

During fiscal 2002, we introduced our new i2000 oxygen implanter. This system, developed as a third-generation implanter designed specifically for manufacturing SIMOX-SOI wafers, generated immediate interest from our potential customers. The initial demand for 300mm wafers exceeded our capacity as both semiconductor manufacturers and merchant wafer suppliers sought to test and evaluate these advanced SOI wafers.

Based on this response, we initiated the construction of additional i2000 systems. Before the year was out, we booked our first order for an i2000 implanter, completed factory acceptance of the system and shipped it to the customer. Revenue for that system will be recorded upon customer acceptance, expected in the first half of fiscal 2003.

In support of the increased demand for 300mm wafers, we outfitted a second 300mm wafer production line, including the equipment necessary for annealing, cleaning and metrology of 300mm Advantox MLD wafers. That production line is complete and fully operational.

Management Team

During 2002, Gerry Cameron joined our team as chief operating officer. His extensive experience in managing the development of semiconductor equipment is highly valued at Ibis. Gerry has already accomplished a great deal, including strengthening our international product service and support infrastructure—especially in Japan—and forming our SIMOX Consulting Group, which is charged with the responsibility of helping our customers implement their SIMOX-SOI production capabilities quickly and efficiently. All of us welcome Gerry to Ibis.

Outlook

Despite the uncertain economic picture and continuing weakness in the semiconductor industry, we are encouraged. Adoption of SOI technology is accelerating. Our SIMOX-SOI technology, strengthened through our joint development agreement with IBM, is positioned as the high quality, cost-effective SOI solution. Perhaps most importantly, our i2000 implanter won its initial head-to-head competition and stands as the benchmark for SIMOX-SOI implanter technology.

With the continued support of our dedicated staff and valued investors, a clear focus on our major objectives, and a steadfast dedication to succeed, we move into 2003 with enthusiasm and optimism.

Martin J. Reid
President and Chief Executive Officer



A 300mm SIMOX-SOI wafer is seen in front of two automated wafer load/unload ports on the i2000 implanter.

ADVANCED MATERIALS KEEP MOORE'S LAW ALIVE

Continuing to Guide the Industry

Moore's Law, the semiconductor industry's touchstone, was first articulated by Gordon Moore, a founder of Intel, in 1965. It predicted that the number of transistors that can fit on a silicon chip would double every two years or so. This benchmark, which has proven to be incredibly accurate for nearly four decades, continues to guide the global semiconductor industry today.

Transistors are tiny switches that flip on and off millions of times per second, and there are millions of these transistors in a modern microprocessor. In the late 1950s, some ICs had as many as 200 transistors; by 2005, Intel plans to produce chips with 1 billion transistors.

The fact that the industry has been able to adhere to this rigorous timetable of technological advancement has fueled huge advances in microchip performance and economy, with ICs now serving as the solid foundation of today's computer and communications age.

Technology Wall Ahead?

But questions about how much further the industry can progress along this path of exponential increases in device complexity are widely debated. Will Moore's law hit a wall?

Traditionally, keeping up with Moore's law was done by "scaling," the process of continually shrinking the size of transistors and the circuits that connect them. Ultimately, the laws of physics will prevail and limit continued shrinkage of transistors. But other problems are more immediate.

Today's roadblocks to Moore's Law include electrical power leakage and heat generation that increases each time more transistors are packed into a smaller area. Some engineers have even compared this to the power density of a nuclear reactor. The challenge for today's engineers is to overcome the power leakage and reduce the heat levels even as more and more circuits are crammed closer together.

SOI Provides a Solution

One of the most effective ways to deal with this problem is to use a silicon-on-insulator (SOI) substrate instead of a plain silicon wafer. The buried insulating layer within the SOI wafer reduces electrical leakage and the related heat buildup.

Although plain silicon wafers have been the substrate of choice for virtually all ICs ever since the IC industry was born, the move to SOI substrates is now underway in order to deal with the electrical leakage and heat buildup problems which otherwise could be the wall that ends Moore's law.

MOORE'S LAW


1,000,000,000
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Number of Transistors
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Transistor Size (microns)
diameter of
hydrogen atom
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SIMOX-SOI TECHNOLOGY ADVANCES

A Silicon Transistor Wall?

The fundamental principles of semiconductor devices are surprisingly simple. Modern transistors, which lie at the core of every integrated circuit, are manufactured as a sandwich of materials and geometries within the very top layer of a silicon wafer. Typically, doped source and drain regions flank a polysilicon gate to form the tiny transistors that function as switches, turning on and off millions of times per second. The miracle of the semiconductor industry is that the constant advancement of its technologies has reached a point where, today, hundreds of millions of transistors can be inexpensively built on a single chip. What's more, smaller transistors run faster, consume less power and are less expensive to manufacture. That is...up until now.

The problem is that, as transistors continue to shrink, electrical leakage into the surrounding silicon consumes an increasing percentage of the total power required by the IC. This, in turn, causes excessive heat buildup in the device. These conditions are clearly at odds with consumer demands for longer battery life and cooler operation, and they threaten to derail the industry from continued progress according to Moore's law.

SOI to the Rescue

For years, scientists have known that one way to reduce electrical leakage at the transistors is to create a layer of insulating material (silicon dioxide) just below the top silicon layer where the transistors are constructed. In past years, the leakage problem was not worrisome enough to warrant adopting a new wafer technology, but today it's become a pressing issue and SOI technology is seeing growing commercial interest.

Along the way, SIMOX-SOI has matured and advanced to keep pace with other IC structural advances. For example, early SIMOX-SOI wafers had relatively thick layers. A top silicon layer of 200 nanometers and a buried oxide (BOX) layer of 400 nanometers was the norm only a few years ago. Transistors constructed in this type of material are called partially depleted transistors, and are subject to some effects that require modification to the device designs. With the advancements made possible by Ibis' Advantox family of SIMOX-SOI products—and with the benefits of the IBM-developed MLD process—today's SIMOX-SOI wafers have much thinner layers. Top silicon layers as thin as 50 nanometers and BOX layers as thin as 100 nanometers provide dimensions that allow for the construction of fully-depleted transistors, which are fully functional at significantly reduced power consumption levels.

SOI in the Future

Because of the availability of ultra-thin SOI wafers, some device designers are exploring new geometries for transistors, such as double and triple gate or even 3-D designs. In addition, other new materials, like strained silicon, may provide additional benefits when used with SOI substrates.

Continued adoption of SOI technology depends on the ready availability of high quality, 300mm SOI wafers with an ultra-thin top silicon layer...at reasonable cost. Four things make this possible:

- Ibis' SIMOX technology,
- the Advantox MLD process originally developed by IBM and now being advanced even further under Ibis' joint development agreement with IBM,
- the Ibis i2000 implanter, and
- Ibis' winning strategy of working with the world's merchant wafer manufacturers by supplying them with implanters for their mass production of SIMOX-SOI wafers.

SIMOX-SOI technology has come a long way since its initial development over 20 years ago, and we believe it has a bright and promising future.

SOI Reduces Electrical Leakage


Transistors
Wasted Power
Transistors
Wasted Power
SiO_2 Layer
Less Wasted Power

Electrical leakage at transistors slows their operation and generates heat.

As transistors become smaller and smaller, the power loss and excessive heat become barriers to further technological advancement.

The buried insulator layer within an SOI wafer reduces electrical leakage and heat to enable further advancement in IC design and performance.

i2000 IMPLANTER...A TECHNOLOGICAL BREAKTHROUGH

A True Production Tool

Designed as a high-throughput, high-volume production tool for manufacturing 200- and 300-millimeter SIMOX-SOI wafers, the Ibis i2000 is a third-generation implanter that was introduced in early 2002. This new tool builds on the success of the earlier Ibis 1000 implanters, which have produced the vast majority of the world's SIMOX-SOI wafers manufactured to date.

The i2000 implanter incorporates several advancements specifically aimed at increasing throughput, including faster load and unload cycles, more rapid heating of wafers in the process chamber, and the use of active cooling to cool wafers more quickly after processing at temperatures that can reach in excess of 500 degrees Celsius. With a simplified beamline, smaller footprint, automated wafer handling, flexible software, and modular design all contributing to its success, the i2000 ultimately provides reduced cost of ownership for our customers.

Successful Introduction

Initial production runs were very successful, and the system demonstrated its ability to produce consistent, high quality wafers. As soon as the i2000 began producing 300mm wafers, demand for these wafers exceeded our capacity as both chipmakers and silicon wafer manufacturers were anxious to evaluate these new SOI wafers. In response, we began building several more i2000 implanters.

Performance of the system was impressive, and soon the i2000 won its first head-to-head competitive comparison against another brand of implanter. Shortly thereafter, we received our first order for an i2000 implanter.

Expanded Wafer Manufacturing Capacity

To support the growing demand for 300mm wafers, we completed a second 300mm SIMOX-SOI wafer production line, which includes the annealing, cleaning and metrology equipment necessary for completing the wafers following the implantation process.

We believe this initial success of the i2000 implanter bodes well for the future.

The Ibis i2000 implanter incorporates a number of patented features, including Ibis' patented MagScan magnetic scanning technology. A key competitive advantage of Ibis' implanters, MagScan technology solves a major challenge involved in the manufacture of SIMOX-SOI wafers by providing a method for scanning a high current beam quickly and very precisely. Compared to competitive technologies which use a mechanical scanning approach, MagScan technology allows Ibis' oxygen implanters to produce wafers with excellent uniformity, while using a simple, reliable end station.




ibis

The Ibis i2000 implanter features a flexible graphical-user-interface (GUI); a smaller footprint than its predecessor, the Ibis 1000; and a modular design for ease of shipping, installation and maintenance.

THE SOI MARKET COMES INTO FOCUS

Traditional Silicon Wafer Supply Channel

Silicon has been the material of choice for constructing semiconductor devices ever since the first solid-state integrated circuit was developed back in the 1950s. The vast majority of today's advanced microprocessors and other solid state electronic devices are built on silicon wafers, typically supplied by one of the world's merchant silicon wafer manufacturers. This supply chain—from silicon wafer manufacturer to chipmaker—has been in place for decades and serves the industry well. Annual worldwide sales of silicon wafers amounted to approximately $5.4 billion in 2001, according to Gartner Dataquest.

Developmental SOI Wafer Supply Channel

Then along came the concept of silicon-on-insulator (SOI) wafers—a variant of standard silicon wafers where an insulating layer is constructed just beneath the very top layer of silicon where the transistors will be built. Developers of SOI technology, like Ibis, purchase silicon wafers from the merchant wafer suppliers, then process the wafers to create SOI wafers with a buried insulating, or oxide, layer. As sample SOI wafers became available, they were supplied directly to the semiconductor manufacturers, primarily for R&D, government and evaluation purposes. Gartner Dataquest estimates that total sales of SOI wafers will grow at a compound annual growth rate of 47 percent between 2001 and 2007.

Production SOI Wafer Supply Channel

We believe that as the quantities of SOI wafers needed for chip production increase, it will be the merchant silicon wafer manufacturers who become the primary suppliers of SOI wafers. Since the manufacturing of all SOI wafers begins with a silicon wafer of some type, the merchant silicon wafer manufacturers have a considerable cost advantage as compared to someone who has to buy the starting wafers from a merchant wafer supplier, then process them into SOI wafers and then sell them to the chipmakers. The more direct path is for merchant wafer suppliers to use their own silicon wafers, do the processing necessary to produce the SOI wafers and sell them directly to the chipmakers.

Ibis Strategy

Ibis Technology has adopted the long-term strategy of becoming primarily an equipment supplier. Although we've been supplying considerable quantities of SOI wafers to chipmakers around the world, we intend to focus our growth on the equipment side of our business. We expect to continue providing wafers for R&D and pre-production requirements, but in the future we intend to concentrate on providing our oxygen implanters to the merchant wafer manufacturers so they can efficiently and cost-effectively supply the needed SOI wafers to the world's chipmakers.



TRADITIONAL Silicon Wafer Supply Channel


Wafer Suppliers
Silicon Wafers
Semiconductor Fabs
Chips

DEVELOPMENTAL SOI Wafer Supply Channel


ibiso Technology
SOI Silicon-On-Insulator
Wafer Suppliers
Silicon Wafers
Semiconductor Fabs
Chips

PRODUCTION SOI Wafer Supply Channel


ibiso Technology
SOI Silicon-On-Insulator
Implanters
Wafer Suppliers
SOI Silicon-On-Insulator
Silicon Wafers
Semiconductor Fabs
Chips


ibis
ibis

Two Ibis i2000 oxygen implanters undergo final assembly and testing at Ibis' implanter production facility in Danvers, Massachusetts.

FINANCIAL INDEX

SELECTED FINANCIAL DATA

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the years in the five-year period ended December 31, 2002 are derived from the financial statements of Ibis, which financial statements have been audited by KPMG LLP, independent certified public accountants. The audited balance sheets at December 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002 and the auditors' report thereon, are included elsewhere in this Annual Report. The data set forth below should be read in conjunction with Ibis' financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

(In thousands, except for per share data)

Years Ended December 31,	1998	1999	2000	2001	2002
Statement of Operations Data:					
Product sales	$ 3,149	$ 5,282	$ 8,173	$ 5,391	$ 7,646
Contract and other revenue	1,087	1,257	533	518	283
Equipment revenue	11,230	10,064	5,769	1,525	6,103
Total revenue	15,466	16,603	14,475	7,434	14,032
Cost of product sales	4,581	4,644	5,824	8,210	14,457
Cost of contract and other revenue	976	443	388	376	115
Cost of equipment revenue	7,347	7,242	3,482	1,502	3,868
Total cost of revenue	12,904	12,329	9,694	10,088	18,440
Gross profit (loss)	2,562	4,274	4,781	(2,654)	(4,408)
Operating expenses:					
General and administrative	1,823	1,787	1,998	2,273	2,174
Marketing and selling	470	1,016	1,640	1,813	1,510
Research and development	1,972	1,774	4,587	5,119	6,258
Total operating expenses	4,265	4,577	8,225	9,205	9,942
Loss from operations	(1,703)	(303)	(3,444)	(11,859)	(14,350)
Total other income	538	1,140	1,943	2,265	255
Income (loss) before income taxes	(1,165)	837	(1,501)	(9,594)	(14,095)
Income tax expense	(1)	(10)	(1)	(1)	(1)
Net income (loss)	$ (1,166)	$ 827	$ (1,502)	$ (9,595)	$(14,096)
Net income (loss) per common share(1)	$ (.17)	$ .11	$ (.18)	$ (1.15)	$ (1.53)
Weighted average common shares outstanding	6,760	7,404	8,286	8,378	9,208

(In thousands)

As of December 31,	1998	1999	2000	2001	2002
Balance Sheet Data:					
Working capital	$16,831	$43,309	$32,585	$ 11,232	$ 5,551
Total assets	24,307	53,728	56,299	54,920	51,699
Long-term debt, less current portion	40	30	18	2,718	1,184
Total liabilities	3,698	5,347	6,780	14,560	12,944
Stockholders' equity	20,609	48,381	49,519	40,360	38,755

(1) Computed on the basis described for net earnings (loss) per common share in note 2(g) of notes to financial statements.

The following discussion should be read in conjunction with the Financial Statements of Ibis (including Notes thereto) and Selected Financial Data included elsewhere in this Annual Report.

OVERVIEW

Ibis Technology Corporation ("Ibis") was formed in October 1987 and commenced operations in January 1988. Ibis' initial activities consisted of producing and selling SIMOX-SOI wafers and conducting research and development activities. This research led to the development of proprietary next-generation oxygen implanters, the Ibis 1000, which we began selling in 1996, and the i2000 and also to other proprietary process technology.

Initially, much of our revenue was derived from research and development contracts and sales of wafers for military applications. Over the years, there was a shift in revenue to sales of SIMOX-SOI wafers for commercial applications, and the nature of our business has evolved through stages where sometimes our revenues primarily resulted from selling wafers for evaluation purposes and sometimes our revenue was generated primarily from equipment sales. This is a normal path to follow while developing and promoting a fundamental new technology, especially when it relates to the semiconductor industry embracing any change that affects fabrication operations. This trend is expected to continue in the near-term as our customers continue to sample SOI and the early adopters work to achieve stable production processes and enter pilot production. We believe that we are in the technology rollout stage of our corporate life cycle. Our fundamental SIMOX-SOI technology has been developed, refined, and proven over the last dozen years. In 2002, Ibis introduced the next-generation production-worthy SIMOX-SOI, which includes both the modified low dose ("MLD") wafer process licensed to Ibis by IBM and the i2000, our next-generation oxygen implanter, which is capable of producing eight and twelve inch (or 200 and 300mm) SIMOX-SOI wafers. In 1999, we commenced a program to design and develop the i2000, introduced it in March 2002, and began shipping 300mm wafers implanted from this machine shortly thereafter. A majority of the wafers shipped in the fourth quarter of 2002 were 300mm. In September 2002, we received an order valued at approximately $8 million for an i2000 oxygen implanter from a major semiconductor manufacturer. The implanter was shipped to this customer in the last quarter of 2002 and is undergoing factory acceptance.

Commercial shipments of our wafers have been used principally for evaluation purposes or pilot production in products, including microprocessors, gate arrays, ASICs (application specific integrated circuits), memories (DRAMs, SRAMs, etc.) and cellular and mobile radio components. From our customers' perspective, the pathway to SOI adoption is complex and time consuming. Typically, a customer will go through three major stages:

- Sampling, where preliminary performance characteristics are explored and verified;
- R&D, where specific customer specifications are tested and developed; and
- Production, where yield and cost benefits are optimized.

Each of these stages has many steps, and customers must evaluate each new wafer technology that essentially lays a new foundation for substantially all other processes they have spent billions of dollars and decades of time developing. Accordingly, it takes anywhere from 12 to 36 months for a customer to proceed from initial sampling through R&D to initial production, which is not unlike the standard process for qualifying any new wafer material. These steps apply each time there is a change in the customer's fabrication process, such as a feature-size change or new material. To date, most of our customers have purchased wafers for the purpose of characterizing and evaluating the wafers, developing prototype products or for pilot production; consequently, historical sales are not necessarily an indication of future operations.

At December 31, 2002, Ibis had eight Ibis 1000 implanters, two of which are owned by a customer, available to produce up to 200mm SIMOX wafers and one i2000 available to produce 300mm SIMOX wafers. One more Ibis 1000 implanter is available for sale and an additional one is dedicated as a research and development tool. We also have two additional i2000 implanters under construction that will be available for sale or utilized internally for wafer production. During the fourth quarter of 2002, a majority of our wafer sales were for 300mm SIMOX wafers. Although our 200mm and smaller wafer size production line is currently underutilized, considering our future plans, current potential business prospects and alternatives, Management believes that we do not have an impairment issue at this time. However, if our future plans and potential business prospects do not materialize, if semiconductor manufacturers fail to adopt SIMOX technology during the current process cycle (which typically last two to three years) or our customers transition to the 300mm wafer size sooner than we anticipate, our 200mm and smaller wafer size production line may become obsolete and we would be required to reduce our income by an impairment loss which could be material.

We will continue to review our assumptions about our long-lived assets on a periodic basis for potential impairment in future quarters. We cannot be sure that our implanters or other long-lived assets will not become impaired in the future. In addition, the impairment factors evaluated by Management may change in subsequent periods, given the current trends of the business environment.

Ibis has experienced quarterly and annual fluctuations in revenue and results of operations due to the timing of receipt of equipment orders and dependence on a limited number of customers. We expect to continue to experience fluctuations in revenue due to equipment sales and shifts in customer demands during various stages of the SIMOX-SOI sales cycle. We recognize implanter revenue in accordance with SAB 101, which includes, among other criteria, the shipment and factory installation of the implanter at the customer's location. As a result, deferral of revenue may extend longer due to meeting these criteria.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting policies include: revenue recognition, inventory valuation and reserves, accounts receivable reserves and the assessment of long-lived asset impairment. Actual results may differ from these estimates under different assumptions or conditions. Below, we discuss these policies further, as well as the estimates and judgments involved.

Revenue Recognition. We recognize revenue from product sales, equipment sales and the sales of spare parts when all of the following criteria have been met: (1) evidence exists that the customer is bound to the transaction; (2) the product has been delivered to the customer and, when applicable, the product has been installed and accepted by the customer; (3) the sales price to the customer has been fixed or is determinable; and (4) collectibility of the sale price is reasonably assured. Provisions for estimated sales returns and allowances are made at the time the products are sold. Revenue derived from contracts and services is recognized upon performance. Significant management judgments and estimates must be made and used in connection with revenue recognized in any period. Management analyzes various factors, including a review of specific transactions, historical experience, credit worthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized.

Inventory Valuation and Reserves. Our policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires us to estimate the future demand for our products within specific time horizons, generally twelve months or less. If our estimated demand for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin. We reserve for a possible over supply of wafers utilizing inventory aging records and for obsolescence when engineering changes or other technological advances indicate that obsolescence has occurred. We also adjust the valuation of inventory when estimated actual cost is significantly different than standard cost and value inventory at the lower of cost or market. Once established, any write-downs of inventory are considered permanent adjustments to the cost basis of the inventory.

Accounts Receivable Reserves. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on a specific analysis of accounts in the receivable portfolio and a general reserve based on the aging of receivables and historical write-off experience. While management believes the allowance to be adequate, if the financial condition of our customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required and could materially impact our financial position and results of operations.

Valuation of Long-Lived Assets. Ibis reviews the valuation of long-lived assets, including property and equipment and licenses, under the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Management is required to assess the recoverability of its long-lived assets whenever events and circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to book value.

In accordance with SFAS No. 144, when we determine that the carrying value of applicable long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate whether the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. If such a circumstance exists, we would measure an impairment loss to the extent the carrying amount of the particular long-lived asset or group exceeds its fair value. We would determine the fair value based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. We adopted SFAS No. 144 during the first quarter of 2002 without a material impact on our financial position or results of operations.

Results of Operations

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Product Sales. Wafer product sales increased to $7,646,307 for the fiscal year ended December 31, 2002, an increase of $2,255,447 or 42% from $5,390,860 for the fiscal year ended December 31, 2001. Early in 2002, Ibis introduced our next-generation oxygen implanter, the i2000, and for the first time we began shipping 300mm SIMOX wafers produced on that implanter shortly thereafter. The increase in product sales is primarily attributable to sales of 300mm SIMOX wafers by Ibis in the United States and the Pacific Rim. For the fiscal year ended December 31, 2002, sales of 300mm wafers accounted for approximately 44% of our total wafer product sales. This increases was offset by decreased wafer sales by Ibis in Europe, as a result of continued adverse business conditions for one of our largest wafer customers that is in the optical components arena.

Contract and Other Revenue. Contract and other revenue for the fiscal year ended December 31, 2002 was $282,979 compared to $518,379 for the fiscal year ended December 31, 2001, a decrease of $235,400 or 45%, which is due to decreased government contract work.

Equipment Revenue. Equipment revenue increased to $6,102,748 for the fiscal year ended December 31, 2002 from $1,525,317 for the fiscal year ended December 31, 2001, an increase of $4,577,431 or 300%. Equipment revenue in 2002 included approximately $5,000,000 of revenue recognized from the sale of an Ibis 1000 to our customer in China. This implanter was shipped in December 2001, however, revenue was recognized upon customer site acceptance which occurred during the third quarter of 2002. Equipment revenue for 2001 consisted solely of parts and service revenue. Field service revenue accounted for $289,295 or 5% of equipment revenue for the fiscal year ended December 31, 2002 as compared to $914,188 or 60% of equipment revenue for the fiscal year ended December 31, 2001. Sales of spare parts accounted for $813,453 or 13% of equipment revenue for the fiscal year ended December 31, 2002 as compared to $611,129 or 40% of equipment revenue for the fiscal year ended December 31, 2001.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2002 was $14,032,034, an increase of $6,597,478 or 89% from $7,434,556 for the fiscal year ended December 31, 2001. Approximately $5 million of this increase is due to the revenue recognized from the sale of an Ibis 1000 implanter to a customer in China and the remainder is due to sales of 300mm SIMOX wafers by Ibis.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2002 was $14,456,781 as compared to $8,209,540 for the fiscal year ended December 31, 2001, an increase of $6,247,241 or 76%. This increase is mainly attributable to the increase in fixed costs associated with production, which include depreciation, amortization and occupancy costs.

Equipment repair and maintenance, outside testing services and royalty expenses incurred on the MLD process also increased. In addition, the optimum production yield on our 300mm wafer products has not yet been realized which resulted in higher costs. Cost of contract and other revenue for the fiscal year ended December 31, 2002 was $115,141 as compared to $376,371 for the fiscal year ended December 31, 2001, a decrease of $261,230 or 69%. Cost of equipment revenue for the fiscal year ended December 31, 2002 was $3,868,197 as compared to $1,502,356 for the fiscal year ended December 31, 2001, an increase of $2,365,841 or 158%. This increase is due to costs recognized on the sale of an Ibis 1000 implanter to a customer in China. There were no implanter sales last year. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2002 was $18,440,119 as compared to $10,088,267 for the fiscal year ended December 31, 2001, an increase of $8,351,852, or 83%. The gross margin for all sales was a negative 31% for the fiscal year ended December 31, 2002 as compared to a negative 36% for the fiscal year ended December 31, 2001. The negative gross margin in 2002 for all sales is attributable to increased wafer costs and less than optimal production yields on new products, which were partially offset by a 37% gross margin on equipment revenue.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2002 were $2,174,198 (15% of total revenue) as compared to $2,273,077 (31% of total revenue) for the fiscal year ended December 31, 2001, a decrease of $98,879 or 4%. This is a result of a decrease in legal fees of approximately $350,000 offset by salaries and related expenses.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2002 were $1,509,792 (11% of total revenue) as compared to $1,812,891 (24% of total revenue) for the fiscal year ended December 31, 2001, a decrease of $303,099 or 17%. The decrease in marketing and selling expenses is a result of a decrease in salaries and related expenses and advertising.

Research and Development Expenses. Internally funded research and development expenses increased by $1,138,824 or 22% to $ 6,257,839 (45% of total revenue) for the fiscal year ended December 31, 2002 from $5,119,015 (69% of total revenue) for the fiscal year ended December 31, 2001. This increase is primarily due to increased depreciation on fixed assets, specifically the Ibis 1000 R&D tool and i2000 test stands, as well as increased consulting services.

Other Income. Total other income for the fiscal year ended December 31, 2002 was $254,991 as compared to $2,265,031 for the fiscal year ended December 31, 2001, a decrease of $2,010,040 or 89%. The decrease in total other income is attributable to non-recurring income recognized in 2001 amounting to approximately $1.4 million, which is the result of an expired wafer production capacity option and decreased interest income earned as a result of lower average cash balances and a reduction in interest rates.

As of December 31, 2002, the Company had federal net operating loss and general business credit carryforwards of approximately $49,812,000 and $1,034,000, respectively, for tax purposes expiring through 2022. As a result of the public stock offering that closed in April 1996 of 1,600,000 shares at $7.25 per share, a change of ownership occurred within the meaning of Sec. 382(g) of the Internal Revenue Code, which limits the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could give rise to further limitation on the company's ability to utilize these net operating loss and general business credit carryforwards.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Product Sales. Wafer product sales decreased to $5,390,860 for the fiscal year ended December 31, 2001, a decrease of $2,782,235 or 34% from $8,173,095 for the fiscal year ended December 31, 2000. The decrease in product sales is attributable to decreased wafer sales by Ibis in Europe, as the impact of the order cutback announced in mid-April 2001 from one of our largest wafer customers in the optical components arena was realized. In the Pacific Rim, wafer sales increased overall during this twelve-month period. Sales by Ibis in the United States also increased overall during this twelve-month period, even though our largest domestic customer delayed further SIMOX-SOI wafer purchases during their qualification of our Advantox MLD process. In December 2000, Ibis entered into a royalty-bearing license agreement with this customer which gives Ibis the right to manufacture and sell SIMOX-SOI wafers using the licensed process. Ibis began shipping sample quantities of this material in May 2001.

Contract and Other Revenue. Contract and other revenue decreased for the fiscal year ended December 31, 2001 to $518,379 from $532,395 for the fiscal year ended December 31, 2000, a decrease of $14,016 or 3%. This decrease is due to decreased government contract work.

Equipment Revenue. Equipment revenue decreased to $1,525,317 for the fiscal year ended December 31, 2001 from $5,769,393 for the fiscal year ended December 31, 2000, a decrease of $4,244,076 or 74%. Equipment revenue in 2000 included an implanter sale, whereas equipment revenue for 2001 consisted solely of parts and service revenue. Field service revenue accounted for $914,188 or 60% of equipment revenue for the fiscal year ended December 31, 2001 as compared to $474,670 or 8% of equipment revenue for the fiscal year ended December 31, 2000. Sales of spare parts accounted for $611,129 or 40% of equipment revenue for the fiscal year ended December 31, 2001 as compared to $572,723 or 10% of equipment revenue for the fiscal year ended December 31, 2000.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2001 was $7,434,556, a decrease of $7,040,327 or 49% from 14,474,883 for the fiscal year ended December 31, 2000. Approximately $4 million of this decrease is due to the lack of an implanter sale in 2001, and the remainder is due primarily to a decrease in wafer sales to two customers.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2001 was $8,209,540 as compared to $5,824,160 for the fiscal year ended December 31, 2000, an increase of $2,385,380 or 41%. This increase is primarily attributable to the increase in fixed costs associated with production, which include depreciation, amortization and occupancy costs. Equipment repair and maintenance and wafer reserves also increased. Cost of contract and other revenue for the fiscal year ended December 31, 2001 was $376,371 as compared to $388,320 for the fiscal year ended December 31, 2000, a decrease of $11,949 or 3%. Cost of equipment revenue for the fiscal year ended December 31, 2001 was $1,502,356 as compared to $3,481,516 for the fiscal year ended December 31, 2000, a decrease of $1,979,160 or 57%. This decrease is due to lack of implanter sales and increased equipment reserves in 2001 compared to the prior year which included the cost of an implanter. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2001 was $10,088,267 as compared to $9,693,996 for the fiscal year ended December 31, 2000, an increase of $394,271 or 4%. The gross margin for all sales was a negative 36% for the fiscal year ended December 31, 2001 as compared to a positive 33% for the fiscal year ended December 31, 2000. This decrease in gross margin for all sales is attributable to decreased wafer sales, the lack of implanter sales, increased fixed wafer costs and an increase in reserve for excess or obsolete parts.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2001 were $2,273,077 (31% of total revenue) as compared to $1,998,302 (14% of total revenue) for the fiscal year ended December 31, 2000, an increase of 274,775 or 14%. This is primarily a result of an increase in legal fees of approximately $234,000.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2001 were $1,812,891 (24% of total revenue) as compared to $1,639,845 (11% of total revenue) for the fiscal year ended December 31, 2000, an increase of $173,046 or 11%. The increase in marketing and sales expenses is primarily a result of an increase in customer support expenses.

Research and Development Expenses. Internally funded research and development expenses increased by $532,640 or 12% to $5,119,015 (69% of total revenue) for the fiscal year ended December 31, 2001 from $4,586,375 (32% of total revenue) for the fiscal year ended December 31, 2000. This increase is primarily due to increased material expenses on Ibis' SIMOX-SOI wafer development programs, which were partially offset by a decrease in consulting services used for the design and development effort on our next-generation oxygen implanter, the i2000.

Other Income. Total other income for the fiscal year ended December 31, 2001 was $2,265,031 as compared to $1,943,024 for the fiscal year ended December 31, 2000, an increase of $322,007 or 17%. The increase in total other income is attributable to non-recurring income amounting to approximately $1.4 million which is the result of an expired wafer production capacity option. This was offset by decreased interest income earned as a result of lower average cash balances and a reduction in interest rates.

Liquidity and Capital Resources

As of December 31, 2002, Ibis had cash and cash equivalents of $11,745,918, reflecting the receipt of a majority of the proceeds from the sale of an i2000 implanter in December 2002 which was due upon shipment. In addition, in March, 2002, Ibis completed a public offering of 900,000 shares of common stock at $13 per share, and on April 1, 2002, 100,000 shares were exercised as an over allotment by the underwriter. The shares were included in a shelf registration statement filed with the Securities and Exchange Commission on July 8, 1999 and declared effective on July 26, 1999. Net proceeds from the offering were approximately $12.1 million and were used primarily to fund research and development, capital expenditures and working capital.

During the fiscal year ended December 31, 2002, Ibis used $3,491,435 of cash for operating activities as compared to $11,505,240 in 2001. Depreciation and amortization expense for the fiscal years ended December 31, 2002 and 2001 was $6,264,549 and $3,632,664, respectively. This accounted for 45% and 49% of total revenue, respectively. Due to the capital intensive nature of Ibis' business and the recent expansion of our 300mm SIMOX wafer production line, Management expects that depreciation and amortization will continue to be a significant portion of our expenses. To date, Ibis' working capital requirements have been funded primarily through debt and equity financings. The principal uses of cash during the fiscal year ended December 31, 2002 were to fund operations and additions to property and equipment which totaled $8,688,796. At December 31, 2002, Ibis had commitments to purchase approximately $1,620,303 in material to be used for wafer manufacturing or for the i2000 implanters currently under construction, and approximately $380,768 in capital equipment purchases.

In September 2001, Ibis entered into a $4.5 million equipment lease-line with Heller Financial's Commercial Equipment Finance Group. The lease-line was used to finance the purchase of process equipment for wafer production, primarily 300mm wafers. This line was fully drawn down in two sale-leaseback transactions, bearing interest at approximately 8% with a term of three years, and a monthly net payment of approximately $125,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis.

Our existing cash resources are believed to be sufficient to support Ibis' operations on our anticipated scale for the next twelve months. Our anticipated scale of operations assumes that wafer sales, primarily 300mm SIMOX, continue a positive trend in 2003, with the exception of the first quarter which we expect to be down primarily because our largest wafer customer is still evaluating multiple types of MLD wafers for 300mm production. We also anticipate that our spending rates for 2003 will reduce to more normal levels now that we have completed the build of our second 300mm wafer production line. In addition, our outlook includes the receipt of orders for one to three implanters. We continue to explore equity offerings and other forms of financing and anticipate that we may be required to raise additional capital in the future in order to finance future growth and our research and development programs.

Ibis has commitments that expire at various times through 2006. Capital leases shown below are for SIMOX wafer manufacturing equipment, and operating leases are primarily for facility costs for Ibis' offices and manufacturing facility. Other contractual obligations consist of purchase commitments for capital expenditures.

Years Ended December 31,	Capital Leases	Operating Leases	Other Contractual Obligations	Total
2003	$1,507,317	$ 792,032	$380,768	$2,680,117
2004	1,185,746	404,914	—	1,590,660
2005	—	184,749	—	184,749
2006	—	18,490	—	18,490
	$2,693,063	$1,400,185	$380,768	$4,474,016

Effects of Inflation

Ibis believes that over the past three years inflation has not had a significant impact on our sales or operating results.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), issued in June 2001, addresses financial accounting and reporting for business combinations which were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS 142 (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143, which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset, is effective for fiscal years beginning after June 15, 2001. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001.

Ibis adopted SFAS' 141, 142, 143 and 144 during the first quarter of 2002 without a material impact on our financial condition or results of operations.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement Amends FASB Statement No. 4 and FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not expect the implementation of SFAS No. 145 to have a material impact on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The Company does not expect the implementation of SFAS No. 146 to have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," effective for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect the implementation of SFAS No. 148 to have a material impact on the Company's financial condition or results of operations.

Business Outlook

This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including statements regarding Ibis' belief in the acceptance of Ibis-produced SIMOX-SOI wafers for mainstream commercial applications, the eventual evolution from supplying mainly SIMOX-SOI wafers to semiconductor fabs to supplying mainly implanters to wafer manufacturers who will supply SIMOX-SOI wafers to the fabs, our intent to pursue further strategic relationships, partnerships and alliances with third parties, our intention to add products and advance our process technology, the anticipated increase in wafer sales, the anticipated benefits of the i2000, and the sufficiency of our capital resources. Such statements are based on our current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to those set forth in "Business—Risk Factors" and elsewhere throughout Ibis' Form 10-K and this Annual Report. All information set forth in this Annual Report is as of the date of this Annual Report, and Ibis undertakes no duty to update this information, unless required by law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The exposure of market risk associated with risk-sensitive instruments is not material to Ibis, as we do not transact our sales denominated in other than United States dollars, invest primarily in short-term commercial paper, hold our investments until maturity and have not entered into hedging transactions.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
IBIS TECHNOLOGY CORPORATION:

We have audited the accompanying balance sheets of Ibis Technology Corporation as of December 31, 2001 and 2002 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ibis Technology Corporation at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Boston, Massachusetts
February 1, 2003

BALANCE SHEETS December 31, 2001 and 2002

	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,087,799	$ 11,745,918
Accounts receivable, trade, net (notes 3 and 14)	5,765,614	1,598,560
Inventories (note 4)	1,535,512	1,231,559
Deferred costs (note 9)	2,474,264	2,621,580
Prepaid expenses and other current assets	210,530	112,729
Total current assets	23,073,719	17,310,346
Property and equipment (notes 5 and 7)	43,039,864	51,728,659
Less: Accumulated depreciation and amortization	(13,297,308)	(19,233,900)
Net property and equipment	29,742,556	32,494,759
Patents and other assets, net (notes 6 and 7)	2,104,029	1,893,854
Total assets	$ 54,920,304	$ 51,698,959
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Capital lease obligation, current (note 7)	$ 1,502,524	$ 1,501,415
Accounts payable	1,124,180	897,212
Accrued liabilities (note 8)	2,429,956	2,394,601
Deferred revenue (note 9)	6,785,299	6,966,325
Total current liabilities	11,841,959	11,759,553
Capital lease obligation, non-current (note 7)	2,718,471	1,184,400
Total liabilities	14,560,430	12,943,953
Commitments and contingencies (notes 5, 7, 9 and 14)		
Stockholders' equity (notes 12 and 13):		
Undesignated preferred stock, $.01 par value		
Authorized 2,000,000 shares; none issued	—	—
Common stock, $.008 par value		
Authorized 50,000,000 shares; issued 8,412,138 shares and 9,474,940 in 2001 and 2002, respectively	67,297	75,799
Additional paid-in capital	66,618,223	79,101,032
Accumulated deficit	(26,325,646)	(40,421,825)
Total stockholders' equity	40,359,874	38,755,006
Total liabilities and stockholders' equity	$ 54,920,304	$ 51,698,959

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS Years Ended December 31, 2000, 2001 and 2002

	2000	2001	2002
Product sales	$ 8,173,095	$ 5,390,860	$ 7,646,307
Contract and other revenue (note 10)	532,395	518,379	282,979
Equipment revenue	5,769,393	1,525,317	6,102,748
Total sales and revenue (note 14)	14,474,883	7,434,556	14,032,034
Cost of product sales	5,824,160	8,209,540	14,456,781
Cost of contract and other revenue	388,320	376,371	115,141
Cost of equipment revenue	3,481,516	1,502,356	3,868,197
Total cost of sales and revenue	9,693,996	10,088,267	18,440,119
Gross profit (loss)	4,780,887	(2,653,711)	(4,408,085)
Operating expenses:			
General and administrative	1,998,302	2,273,077	2,174,198
Marketing and selling	1,639,845	1,812,891	1,509,792
Research and development	4,586,375	5,119,015	6,257,839
Total operating expenses	8,224,522	9,204,983	9,941,829
Loss from operations	(3,443,635)	(11,858,694)	(14,349,914)
Other income (expense):			
Interest income	1,956,664	826,302	266,370
Interest expense	(10,031)	(4,997)	(11,379)
Other (note 15)	(3,609)	1,443,726	—
Total other income	1,943,024	2,265,031	254,991
Loss before income taxes	(1,500,611)	(9,593,663)	(14,094,923)
Income tax expense (note 11)	1,256	1,256	1,256
Net loss	$(1,501,867)	$ (9,594,919)	$(14,096,179)
Net loss per common share:			
Basic	$ (0.18)	$ (1.15)	$ (1.53)
Diluted	$ (0.18)	$ (1.15)	$ (1.53)
Weighted average number of common shares outstanding:			
Basic	8,285,893	8,378,262	9,207,922
Diluted	8,285,893	8,378,262	9,207,922

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2000, 2001 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 1999	$65,382	$63,543,777	$(15,228,860)	$ 48,380,299
Exercise of stock options	960	670,865	—	671,825
Employee Stock Purchase Plan	113	165,393	—	165,506
Exercise of warrants	287	23,108	—	23,395
Issuance of warrants	—	1,780,000	—	1,780,000
Net loss	—	—	(1,501,867)	(1,501,867)
Balances at December 31, 2000	66,742	66,183,143	(16,730,727)	49,519,158
Exercise of stock options	250	73,259	—	73,509
Employee Stock Purchase Plan	305	361,821	—	362,126
Net loss	—	—	(9,594,919)	(9,594,919)
Balances at December 31, 2001	67,297	66,618,223	(26,325,646)	40,359,874
Exercise of stock options	1	1	—	2
Common stock issued, net of issuance costs	8,000	12,105,469	—	12,113,469
Employee Stock Purchase Plan	501	377,339	—	377,840
Net loss	—	—	(14,096,179)	(14,096,179)
Balances at December 31, 2002	**$75,799**	**$79,101,032**	**$(40,421,825)**	**$ 38,755,006**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS Years Ended December 31, 2000, 2001 and 2002

	2000	2001	2002
Cash flows from operating activities:			
Net loss	$ (1,501,867)	$ (9,594,919)	$(14,096,179)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,662,538	3,632,664	6,264,549
Gain (loss) on sale of equipment	(3,609)	26,274	—
Changes in operating assets and liabilities:			
Accounts receivable, trade	2,375,908	(4,555,698)	4,167,054
Unbilled revenue	958,715	510,500	—
Inventories	(4,056,857)	(2,755,511)	303,953
Deferred costs	—	(2,474,264)	(147,316)
Prepaid expenses and other current assets	7,639	115,573	97,801
Accounts payable	(577,491)	77,220	(226,968)
Accrued liabilities and deferred revenue	2,019,210	3,512,921	145,671
Net cash provided by (used in) operating activities	884,186	(11,505,240)	(3,491,435)
Cash flows from investing activities:			
Additions to property and equipment, net	(11,211,689)	(6,373,781)	(8,688,796)
Other assets	(518,987)	(26,037)	(117,781)
Net cash used in investing activities	(11,730,676)	(6,399,818)	(8,806,577)
Cash flows from financing activities:			
Payments of capital lease obligations	(9,558)	(341,171)	(1,535,178)
Proceeds from sale-leaseback transaction	—	4,532,094	—
Proceeds from sales of common stock, net of issuance costs	—	—	12,113,469
Exercise of stock options, warrants and Employee Stock Purchase Plan	860,726	435,635	377,840
Net cash provided by financing activities	851,168	4,626,558	10,956,131
Net decrease in cash and cash equivalents	(9,995,322)	(13,278,500)	(1,341,881)
Cash and cash equivalents, beginning of year	36,361,621	26,366,299	13,087,799
Cash and cash equivalents, end of year	$ 26,366,299	$ 13,087,799	$ 11,745,918
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 10,031	$ 4,997	$ 11,379
Supplemental disclosures of non-cash investing and financing activities:			
Capital lease obligations incurred	$ —	$ 973,164	$ —
Issuance of warrants for license	$ 1,780,000	$ —	$ —
Transfer of internally constructed equipment from inventory to property and equipment	$ 6,593,981	$ 12,152,858	$ —

See accompanying notes to financial statements.

(1) Nature of Business and Organization

Ibis Technology Corporation (the "Company") was incorporated in October 1987 for the purpose of supplying silicon-on-insulator (SOI) wafers formed by SIMOX (Separation by Implantation of Oxygen) technology. SIMOX-SOI wafers are manufactured by the Company using a specialized oxygen ion implanter, which was developed and manufactured by the Company and is integrated with other specialized processes and characterization equipment. The Company is the leading manufacturer of high current oxygen implanters and began selling these oxygen implanters in 1996.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash equivalents represent highly liquid investments with original maturities of three months or less.

(b) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) cost method.

(c) Property and Equipment and Impairment of Long-Lived Assets

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to eight years. Amortization is provided using the straight-line method over the life of the lease, ranging from three and one-half to five years.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the degree to which the carrying amount of the assets exceeds the fair value of the assets.

(d) Patents and Other Assets

Other assets consist principally of deposits, prepaid royalties and licenses. Patents and prepaid royalties are amortized over five years using the straight-line method. Licenses are amortized over seven years using the straight-line method.

(e) Revenue Recognition

The Company recognizes revenue from product sales, equipment sales and the sales of spare parts when all of the following criteria have been met: (1) evidence exists that the customer is bound to the transaction; (2) the product has been delivered to the customer and, when applicable, the product has been installed and accepted by the customer; (3) the sales price to the customer has been fixed or is determinable; and (4) collectibility of the sale price is reasonably assured. Provisions for estimated sales returns and allowances are made at the time the products are sold. Revenue derived from services is recognized upon performance.

Contract revenue is recognized on the percentage-of-completion method. Provisions for anticipated losses are made in the period in which such losses become determinable. Unbilled revenue under customer contracts represents revenue earned under the percentage-of-completion method but not yet billable under the terms of the contract. These amounts are billable based on the terms of the contract, which can include shipment of the product, achievement of milestones or completion of the contract.

Government contracts are performed under negotiated overhead rates and are subject to audit and retroactive adjustments of amounts paid to the Company.

(f) Research and Development

Research and development costs are charged to expense as incurred. Research and development costs funded by contracts are included as a component of cost of contract revenue.

(g) Net Income (Loss) per Common Share

Net income (loss) per share of common stock is computed based upon the weighted average number of shares outstanding during each period and including the dilutive effect, if any, of stock options and warrants. SFAS 128 requires the presentation of basic and diluted earnings (loss) per share for all periods presented. As the Company was in a net loss position for each of the years in the three-years ended December 31, 2002, common stock equivalents of 471,969, 224,856 and 39,644 for the years ended December 31, 2000, 2001 and 2002, respectively, were excluded from the diluted loss per share calculation as they would be antidilutive. As a result, diluted loss per share is the same as basic loss per share for 2000, 2001 and 2002.

The reconciliation of the denominators of the basic and diluted net income (loss) per common share for the Company's net income (loss) is as follows:

Years Ended December 31,	2000	2001	2002
Basic net loss	$(1,501,867)	$(9,594,919)	$(14,096,179)
Weighted average common shares outstanding—basic	8,285,893	8,378,262	9,207,922
Net additional common shares upon assumed exercise of stock options and warrants	—	—	—
Weighted average common shares outstanding—diluted	8,285,893	8,378,262	9,207,922
Net loss per common share			
Basic	$ (0.18)	$ (1.15)	$ (1.53)
Diluted	$ (0.18)	$ (1.15)	$ (1.53)

(h) Issuance Costs

Issuance costs of common stock are netted against additional paid-in capital.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Management exercises judgment and relies on estimates in recognizing revenue, valuing inventory, accruing certain liabilities and assessing long-lived asset impairment, inventory obsolescence and accounts receivable reserves.

(j) Fair Value of Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and capital lease obligations. The carrying amount of these financial instruments approximates fair value.

(k) Stock-Based Compensation

The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net income for these plans, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation:

Years Ended December 31,	2000	2001	2002
Net loss, as reported	$(1,501,867)	$ (9,594,919)	$(14,096,179)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	(4,088,416)	(3,336,839)	(2,362,591)
Pro-forma net loss	$(5,590,283)	$(12,931,758)	$(16,458,770)
Net loss per share:			
Basic—as reported	$ (0.18)	$ (1.15)	$ (1.53)
Basic—pro-forma	$ (0.67)	$ (1.54)	$ (1.79)
Diluted—as reported	$ (0.18)	$ (1.15)	$ (1.53)
Diluted—pro-forma	$ (0.67)	$ (1.54)	$ (1.79)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

December 31,	2000		2001			2002		
	Stock Options	ESPP	Stock Options	ESPP1	ESPP2	**Stock Options**	**ESPP1**	**ESPP2**
Risk-free interest rate	5.06%	6.17%	3.62%	4.74%	2.91%	**2.21%**	**1.74%**	**1.60%**
Expected dividend yield	—	—	—	—	—	**—**	**—**	**—**
Expected volatility	96.96%	103.4%	108.17%	132.5%	115.8%	**114.06%**	**87.6%**	**103.3%**
Expected life (years)	3	.5	3	.5	.5	**3**	**.5**	**.5**
Weighted average fair value of options granted during the year	$25.83	$4.90	$7.13	$5.36	$3.72	**$5.32**	**$2.80**	**$2.06**

Pro-forma net loss reflects only options granted in 1995 through 2002. Therefore, the full impact of calculating compensation costs for stock options under SFAS No. 123 is not reflected because compensation costs for options granted prior to January 1, 1995 are not considered.

(l) New Accounting Pronouncements

Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), issued in June 2001, addresses financial accounting and reporting for business combinations which were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143 which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2001.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001.

The Company adopted SFAS' 141, 142, 143 and 144 during the first quarter of 2002 without a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement Amends FASB Statement No. 4 and FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not expect the implementation of SFAS No. 145 to have a material impact on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The Company does not expect the implementation of SFAS No. 146 to have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," effective for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect the implementation of SFAS No. 148 to have a material impact on the Company's financial condition or results of operations.

(3) Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2001	2002
Accounts receivable, trade	$5,830,614	$1,663,560
Less: Allowance for doubtful accounts	(65,000)	(65,000)
	$5,765,614	$1,598,560

Accounts receivable at December 31, 2001 included the shipment of an Ibis 1000 oxygen implanter that was shipped to the Shanghai Institute of Metallurgy, Chinese Academy of Sciences against a letter of credit. The revenue from this shipment was recognized in 2002 when the oxygen implanter was installed and accepted by the customer.

(4) Inventories

Inventories consisted of the following at December 31:

	2001	2002
Raw materials	$ 390,345	$ 810,740
Work in process	262,449	94,090
Finished goods	882,718	326,729
Total inventories	$1,535,512	$1,231,559

(5) Property and Equipment

Property and equipment consisted of the following at December 31:

	2001	2002
Machinery and equipment	$30,642,443	$34,966,085
Furniture and fixtures	395,017	395,017
Leasehold improvements	4,304,834	4,640,194
Construction in progress	7,697,570	11,727,363
	$43,039,864	$51,728,659

Fixed assets subject to capital leases at December 31, 2001 and 2002 were $4,564,835. Accumulated depreciation for fixed assets subject to capital leases was $362,609 and $1,879,020 in 2001 and 2002, respectively.

Construction in progress includes implanters under construction that the Company intends to use in its wafer production facility or sell to customers and other expansion projects.

At December 31, 2002, the Company had commitments to purchase approximately $1,620,303 in material or subassemblies to be used in normal operations and approximately $380,768 in capital equipment purchase commitments.

(6) Other Assets

In December 2000, the Company entered into a royalty-bearing license agreement which gives the Company the right to manufacture SIMOX-SOI wafers using the licensed process. Warrants were issued in connection with this agreement. The cost of the license agreement, including cash paid and the fair value of the warrants issued, is $2,280,000 and is included in other assets at December 31, 2001 and December 31, 2002 (see note 13 (c)).

(7) Lease Commitments

In January 1997, the Company entered into a non-cancelable operating lease for its office and manufacturing facility expiring in 2003 with a five-year renewal option. In April 2000, the Company entered into a non-cancelable operating lease for an additional manufacturing facility expiring in 2005 with a five-year renewal option. This lease was amended in September 2001 by which Ibis secured an additional 20,000 square feet of adjacent space for future expansion. The Company also leases certain equipment under non-cancelable operating leases expiring through 2006, as well as equipment used in operations under non-cancelable capital leases expiring through 2004.

In September 2001, Ibis entered into a $4.5 million equipment lease-line. The lease-line was used to finance the purchase of process equipment for wafer production of primarily 300mm wafers in a sale-leaseback transaction bearing interest at approximately 8% with a term of three years and a monthly net payment of approximately $125,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis. The gain of approximately $36,000 under the sale and leaseback has been deferred and will be amortized as a reduction of depreciation expense over the life of the lease. The unamortized amount of this gain at December 31, 2001 and 2002 was $33,704 and $21,425, respectively.

Future minimum lease payments under non-cancelable leases at December 31, 2002, are as follows:

	Capital Leases	Operating Leases
Year ending:		
2003	$ 1,507,317	$ 792,032
2004	1,185,746	404,914
2005	—	184,749
2006	—	18,490
Total minimum lease payments	$ 2,693,063	$1,400,185
Less amount representing interest	(7,248)	
Less current maturities	(1,501,415)	
Capital lease obligations, less current maturities	$ 1,184,400	

Interest was calculated using an imputed interest rate of 8%.

Rent expense was approximately $447,000, $623,000 and $723,000 for the years ended December 31, 2000, 2001 and 2002 respectively.

(8) Accrued Liabilities

Current accrued liabilities were as follows at December 31:

	2001	2002
Billings in excess of costs on contracts	$ 189,196	$ —
Accrued vacation	378,051	**464,257**
Accrued warranty	898,232	**925,453**
Accrued payroll	398,579	**418,817**
Accrued expenses	565,898	**586,074**
Total	$2,429,956	**$2,394,601**

(9) Deferred Revenue

In April 2000, the Company received funding from a customer for a capacity reservation. This capacity reservation has allowed this customer to utilize a purchase credit toward an additional implanter, wafers and spare parts. In November 2002, the Company shipped an i2000 implanter to this customer and in December 2002, the Company received a majority of the proceeds from this sale, net of the capacity reservation applied. This amount is included in deferred revenue, as revenue from this shipment will be recognized upon acceptance at the customer's site. The costs associated with this shipment are included in deferred costs and will also be recognized upon customer acceptance.

Deferred revenue also includes prepaid license and royalty fees.

(10) License Agreements

The Company obtained an exclusive sublicense in the field of oxygen implantation to the proprietary beam scanning system developed by a consultant to the Company during the development of the first Ibis 1000 implanter. The beam scanning system sublicense agreement also grants the Company certain rights to further sublicense the technology for certain applications. The Company received $141,044, $243,382 and $100,461 in 2000, 2001 and 2002, respectively, for non-refundable option fees or royalty fees in accordance with non-exclusive sublicense agreements.

(11) Income Taxes

Income tax expense consists of state income taxes for each year. No federal tax benefit was recorded in 2000, 2001 and 2002 due to the existence of unused net operating loss carryforwards.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below at December 31:

	2001	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 14,591,000	$ 20,468,000
Accruals not currently deductible for tax purposes	187,000	250,000
General business tax credit carryforwards	1,438,000	1,967,000
Other	605,000	630,000
Less: Valuation allowance	(15,503,000)	(22,332,000)
Net deferred tax assets	1,318,000	983,000
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation	(1,318,000)	(983,000)
	$ —	$ —

As a result of the losses incurred to date by the Company, a 100% valuation allowance has been applied against the Company's deferred tax assets. The amount recorded as net deferred tax assets as of December 31, 2001 and 2002 represents the tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The net change in the total valuation allowance was an increase of $4,167,000 and $6,829,000 for the years ended December 31, 2001 and 2002, respectively.

The Company had federal net operating loss and general business credit carryovers of approximately $49,812,000 and $1,034,000, respectively, at December 31, 2002 that may be used to offset future taxable income, if any, through 2022. Deferred tax assets and related valuation allowance of $2,799,000 related to the net operating loss carryforward results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense. Net operating loss carryforwards and other tax attributes may be limited in the event of certain changes in ownership interests.

(12) Capitalization

The Company has 50,000,000 shares of common stock and 2,000,000 shares of preferred stock ("Undesignated Preferred Stock") authorized. At December 31, 2002, 160,496, 1,218,125, and 200,000 common shares were reserved for issuance upon exercise of options outstanding or available for grant under the Company's 1993 Employee, Director and Consultant Stock Option Plan, 1997 Employee, Director and Consultant Stock Option Plan, and for exercises of warrants, respectively.

In March 2002, Ibis completed a public offering of 900,000 shares of common stock at $13 per share, and on April 1, 2002, 100,000 shares were exercised as an over allotment option by the underwriter. Net proceeds to the Company were approximately $12,100,000.

(13) Stock Plans and Warrants

(a) Stock Option Plans

In December 1993, the Board of Directors and stockholders approved the adoption of the Company's 1993 Employee, Director and Consultant Stock Option Plan which provided for the issuance of options to purchase up to 250,000 shares of common stock to employees, consultants and non-employee directors. In May 1996, the stockholders increased to 750,000 shares the aggregate number of shares that may be granted under this plan.

In October 1997, the Board of Directors approved the adoption of the Company's 1997 Employee, Director and Consultant Stock Option Plan (the "1997 Plan") which provides for the issuance of options to purchase up to 750,000 shares of common stock of the Company to employees, consultants and non-employee directors. The stockholders approved the Plan at the May 1998 Annual Stockholders Meeting. In February 2001, the Board of Directors approved an amendment to the 1997 Plan to increase the aggregate number of shares reserved for issuance to 1,350,000. The stockholders approved this amendment at the May 2001 Annual Stockholders Meeting.

A summary of stock option activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price of Shares
Options outstanding at December 31, 1999	652,834	$11.64
Granted	264,000	41.21
Exercised	(127,668)	8.39
Cancelled	(11,894)	20.43
Options outstanding at December 31, 2000	777,272	22.08
Granted	273,272	10.24
Exercised	(40,330)	8.51
Cancelled	(37,048)	28.58
Options outstanding at December 31, 2001	973,166	19.08
Granted	225,150	7.24
Exercised	—	—
Cancelled	(15,812)	16.61
Options outstanding at December 31, 2002	**1,182,504**	**$16.86**
Options exercisable at December 31, 2002	**599,054**	**$17.87**

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Outstanding Option Price	Number Exercisable	Weighted Average Exercise Price
$ .08– 6.00	166,684	9.3	$ 5.97	6,084	$ 5.92
$ 6.01– 9.00	292,973	7.4	$ 7.92	141,644	$ 7.86
$ 9.01–13.50	376,722	6.3	$10.56	267,139	$10.44
$13.51–20.26	86,425	7.9	$17.96	38,587	$17.57
$20.27–30.37	12,250	7.0	$24.07	8,750	$23.95
$30.38–45.55	79,750	7.3	$35.87	52,000	$35.90
$45.56–68.32	163,700	7.0	$46.49	82,850	$46.48
$68.33–98.71	4,000	7.2	$80.55	2,000	$80.55
	1,182,504			599,054	

(b) Employee Stock Purchase Plan

On February 24, 2000, the Board of Directors adopted the Ibis Technology Corporation 2000 Employee Stock Purchase Plan (the "Purchase Plan") pursuant to which a total of 300,000 shares of the Company's common stock may be sold to eligible employees of the Company at a 15% discount from the market value of the shares. Under the terms of the Purchase Plan, employees may elect to have up to 15% of their base earnings withheld to purchase these shares during each offering period, which is a six-month period.

The purchase price under the Purchase Plan is 85% of the lesser of the market price on the beginning or the ending of the offering period. Approximately 55% of eligible employees participated in the Purchase Plan in the initial offering period, 65% in 2001 and 74% in 2002. During 2000, 2001 and 2002, the Company sold 14,161, 38,176 and 62,702 shares, respectively, to employees under the Purchase Plan. The stockholders approved the Purchase Plan at the May 2000 Annual Stockholders Meeting.

(c) Warrants

During 2000, 38,263 warrants were exercised. Since some of these warrants were exercised on a cashless basis, 35,840 shares of common stock were issued. At December 31, 2000, there were additional warrants outstanding to purchase 1,392 shares of common stock at $8.40 per share. These remaining warrants expired in 2001.

In December 2000, the Company issued warrants to purchase 200,000 shares of common stock at $22.30 per share in connection with a license agreement. The value of the warrants is included in other assets (see note 6) and was calculated using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 93.69%, risk-free interest rate of 5.50% and an expected life of 5 years. At December 31, 2002, there were 200,000 warrants outstanding.

(14) Significant Customers and Concentration of Business Risk

The Company sells its products to a limited number of semiconductor and optical components manufacturers primarily in the United States, the Pacific Rim and the United Kingdom.

Government sales and other significant customers are shown in dollar amounts and as a percentage of total revenue as follows:

	Government		Other			Total	
Years Ended	Amount	%	Significant Customers	Amount	%	Amount	%
December 31, 2000	$678,000	5%	2	$11,329,000	79%	$12,007,000	84%
December 31, 2001	$621,000	8%	3	$ 4,191,000	56%	$ 4,812,000	65%
December 31, 2002	$137,000	1%	2	$10,187,000	73%	$10,324,000	74%

Accounts receivable from government sales amounted to approximately $280,000 and $30,000 at December 31, 2001 and 2002, respectively. Accounts receivable from significant customers amounted to $428,000 and $769,000 at December 31, 2001 and 2002, respectively.

Export sales to unaffiliated customers in 2000, 2001 and 2002 were 47%, 52% and 56% of total revenues, respectively.

During 2000, 2001 and 2002, the Company purchased substantially all of its conventional bulk silicon wafers and certain raw materials, components and subassemblies for its implanters from a limited group of suppliers. Disruption or termination of certain of these sources could occur and such disruptions could have a material adverse effect on the Company's business and results of operations.

(15) Other Income

In 2001, the Company recognized a non-recurring gain in other income of approximately $1.4 million which is the result of an expired wafer production capacity option that was entered into in September 1995. Under this agreement, a customer advanced non-refundable cash to the Company to ensure dedicated wafer production capacity over a five-year period. As wafers were produced, amounts were recognized in revenue over this five-year period, which ended December 2000. During 2001, Ibis completed its negotiations with this customer and decided not to extend the agreement further. Accordingly, the remaining amount deferred under this agreement was recognized in income, as no further obligations exist.

(16) Industry Segments

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during 1998. SFAS No. 131 established the standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders.

The Company's reportable segments are SIMOX Wafer Products, SIMOX Equipment and Other Products or Services. For purposes of segment reporting, equipment spares and field service revenue are combined and reported as SIMOX Equipment. Government contracts, other services and license revenue are combined and reported as Other Products or Services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company generally evaluates operating performance based on income or loss before interest and taxes.

The table below provides information for the years ended December 31, 2000, 2001 and 2002 pertaining to the Company's three industry segments.

	SIMOX Wafer Products	SIMOX Equipment	Other Products or Services	Total
Net Revenues				
Year Ended December 31, 2000	$ 8,173,095	$ 5,769,393	$532,395	$ 14,474,883
Year Ended December 31, 2001	5,390,860	1,525,317	518,379	7,434,556
Year Ended December 31, 2002	**7,646,307**	**6,102,748**	**282,979**	**14,032,034**
Operating Income (Loss)				
Year Ended December 31, 2000	774,010	(2,363,418)	144,076	(1,445,332)
Year Ended December 31, 2001	(5,690,297)	(4,037,328)	142,008	(9,585,617)
Year Ended December 31, 2002	**(8,952,392)**	**(3,391,162)**	**167,838**	**(12,175,716)**
Assets				
December 31, 2000	17,587,720	11,478,915	56,686	29,123,321
December 31, 2001	32,179,004	8,797,202	99,405	41,075,611
December 31, 2002	**33,259,578**	**5,501,872**	**546,948**	**39,308,398**
Capital Expenditures				
Year Ended December 31, 2000	10,110,169	812,850	—	10,923,019
Year Ended December 31, 2001	5,801,261	335,949	—	6,137,210
Year Ended December 31, 2002	**8,409,457**	**134,089**	**—**	**8,543,546**
Depreciation and Amortization of Property and Equipment				
Year Ended December 31, 2000	1,393,259	159,233	3,656	1,556,148
Year Ended December 31, 2001	2,967,751	536,670	—	3,504,421
Year Ended December 31, 2002	**4,648,649**	**1,478,767**	**—**	**6,127,416**

The table below provides the reconciliation of reportable segment operating income (loss), assets, capital expenditures and depreciation and amortization to the Company's totals.

Years Ended December 31,

Segment Reconciliation	2000	2001	**2002**
Loss Before Income Taxes:			
Total operating loss for reportable segments	$ (1,445,332)	$ (9,585,617)	**$(12,175,716)**
Corporate general and administrative expenses	(1,998,303)	(2,273,077)	**(2,174,198)**
Net other income	1,943,024	2,265,031	**254,991**
Loss before income taxes	$ (1,500,611)	$ (9,593,663)	**$(14,094,923)**
Assets:			
Total assets for reportable segments	$29,123,321	$41,075,611	**$ 39,308,398**
Cash and cash equivalents not allocated to segments	26,366,299	13,087,799	**11,745,918**
Other unallocated assets	808,904	756,894	**644,643**
Total assets	$56,298,524	$54,920,304	**$ 51,698,959**
Capital Expenditures:			
Total capital expenditures for reportable segments	$10,923,019	$ 6,137,210	**$ 8,543,546**
Corporate capital expenditures	288,670	236,571	**145,250**
Total capital expenditures	$11,211,689	$ 6,373,781	**$ 8,688,796**
Depreciation and Amortization:			
Total depreciation and amortization for reportable segments	$ 1,556,148	$ 3,504,421	**$ 6,127,416**
Corporate depreciation and amortization	106,390	128,243	**137,133**
Total depreciation and amortization	$ 1,662,538	$ 3,632,664	**$ 6,264,549**

(17) Selected Quarterly Financial Data (Unaudited)

The table below provides information for the years 2000, 2001 and 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Total sales and revenue	$ 2,039,112	$ 5,920,230	$ 2,521,588	$ 3,993,953
Gross profit (loss)	921,594	1,852,266	690,358	1,316,669
Loss from operations	(865,255)	(513,472)	(1,267,169)	(797,739)
Net loss	(371,299)	(23,184)	(798,042)	(309,342)
Net loss per common share	(0.05)	0.00	(0.10)	(0.03)
2001				
Total sales and revenue	$ 3,200,505	$ 1,256,418	$ 1,443,827	$ 1,533,806
Gross profit (loss)	1,089,664	(957,856)	(1,763,430)	(1,022,089)
Loss from operations	(1,126,293)	(3,300,621)	(3,972,858)	(3,458,922)
Net loss	(785,158)	(3,048,554)	(2,405,480)	(3,355,727)
Net loss per common share	(0.09)	(0.37)	(0.29)	(0.40)
2002				
Total sales and revenue	$ 1,625,346	$ 1,857,991	$ 7,729,976	$ 2,818,721
Gross profit (loss)	(1,489,154)	(1,556,248)	151,089	(1,513,772)
Loss from operations	(3,846,027)	(4,124,533)	(2,337,936)	(4,041,418)
Net loss	(3,786,562)	(4,027,840)	(2,272,591)	(4,009,186)
Net loss per common share	(0.44)	(0.43)	(0.24)	(0.42)

MARKET PRICE of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

Ibis' common stock began trading on May 20, 1994 on the Nasdaq SmallCap Market[SM] and on the Boston Stock Exchange. Prior to May 20, 1994, there was no public market for the common stock or any other securities of Ibis. On April 4, 1996, Ibis commenced trading on the Nasdaq National Market®. Our common stock is traded under the symbol "IBIS." The following tables set forth, for 2001 and 2002, the high and low sale prices for the common stock as reported by the Nasdaq National Market.

Common Stock

2001:	High	Low
First Quarter	$36.75	$16.50
Second Quarter	$28.98	$ 9.50
Third Quarter	$12.50	$ 3.15
Fourth Quarter	$15.59	$ 4.10
2002:	**High**	**Low**
First Quarter	$15.64	$ 7.25
Second Quarter	$14.95	$ 4.35
Third Quarter	$ 7.15	$ 3.59
Fourth Quarter	$ 7.50	$ 3.65

Stockholders

As of March 3, 2003, there were approximately 150 stockholders of record of the 9,474,940 outstanding shares of common stock and approximately 6,800 beneficial owners of the common stock.

Dividends

Ibis has never declared or paid any dividends and does not anticipate paying such dividends on its common stock in the foreseeable future. Ibis currently intends to retain any future earnings for use in its business. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

Recent Sales of Unregistered Securities

During the fourth quarter of the fiscal year ended December 31, 2002, there were no sales of securities that were not registered under the Securities Act of 1933.

MANAGEMENT AND CORPORATE INFORMATION

Board of Directors

Martin J. Reid
Director; President, Chief Executive Officer and Chairman of the Board

Dimitri A. Antoniadis, Ph.D.
Director; Professor of Electrical Engineering, MIT

Robert L. Gable**
Director; Director, New England Business Service, Inc. and Evercel, Inc.

Leslie B. Lewis* **
Director; Chairman, President and CEO, Asahi America, Inc.

Donald McGuinness*
Director; Chairman, White Electronic Designs, Inc.

Lamberto Raffaelli*
Director; President, LNX Corporation

** Audit Committee*
*** Compensation Committee*

Corporate Officers

Martin J. Reid
President and CEO

Debra L. Nelson, C.P.A.
Chief Financial Officer, Treasurer and Clerk

Gerald T. Cameron
Chief Operating Officer

Angelo V. Alioto
Vice President of Sales and Marketing

Julian G. Blake, Ph.D.
Vice President of Engineering

Robert P. Dolan
Vice President of Wafer Manufacturing

Yuri Erokhin, Ph.D.
Vice President of Wafer Technology

Transfer Agent

Continental Stock Transfer & Trust Co.
New York, New York

General Counsel

Gadsby & Hanna, LLP
Boston, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts

Corporate Offices

Corporate Headquarters:
32 Cherry Hill Drive
Danvers, Massachusetts 01923

Sales Office:
844 Via Palo Alto
Aptos, California 95003

Annual Meeting

The 2003 Annual Meeting of Stockholders will be held on Thursday, May 8, 2003 at 10:00 a.m. at the offices of Ibis Technology Corporation, 32 Cherry Hill Drive, Danvers, Massachusetts.

Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders upon written request to:

Investor Relations
Ibis Technology Corporation
32 Cherry Hill Drive
Danvers, MA 01923

Internet

Financial statements and other information on Ibis are available electronically on our website at www.ibis.com.

IBIS TECHNOLOGY CORPORATION
32 Cherry Hill Drive • Danvers, Massachusetts 01923 • www.ibis.com